Breezer Ventures Inc.

Suite 117 - 2416 Main Streeet

Vancouver, British Columbia

Canada, V5T 3E2

604-787-0715

April 20, 2007

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:    Mr. John Reynolds

                  Assistant Director

Re:             Breezer Ventures Inc.

                  Form SB-2 Registration Statement

                  Registration No. 333-129229

Dear Mr. Reynolds:

    Please accept this letter as a request to withdraw the Company's request for accelerated effectiveness filed on April 19, 2007. The previous request had a typographical error, which has now been amended. Please find an amended request for accelerated effectiveness attached to this filing.

    We sincerely apologize for any inconvenience this may have caused.

    Yours Truly,

    Breezer Ventures Inc.

    By: /s/ "Angeni Singh"

    Angeni Singh, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and a member of the Board of Directors